CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com
January 17, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals Drills 20 Metres of 75.5 G/T Silver and

0.317 G/T Gold Near Surface on New Zone at
Nuevo Milenio Property, Mexico

Vancouver, BC –January 17, 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to provide results for the remaining two exploration drill holes on Once Bocas South. The Once Bocas South zone is a new area of silver and gold mineralization associated with quartz veins and quartz stock work zones. Once Bocas South is thought to be a displaced segment of Once Bocas North and it is not included in the current NI 43-101 Inferred Mineral Resource. Results of the first four holes were released on November 10, 2011.

The portion of the 2011 drilling program devoted to Once Bocas South was intended to test for and identify a quartz vein  - quartz stock work zone as well as confirm anticipated width and strike length based on surface mapping of limited outcrops, float train and a geochemical survey. An anticipated width of 30 metres and strike length of 600 metres possibly containing three quartz veins was expected. The drill program confirmed a width in excess of 100 metres, a strike length of 230 metres (with a further 370 metres to be tested) and eight quartz zones yielding gold and silver values.

HIGHLIGHTS OF THE DRILL RESULTS

Results for the two exploration drill holes are presented below.

Highlights include significant drill intersections, (intersections are not true widths) true widths are expected to be 50 % to 70% of drill intersections dependent on the drill inclination.

➢	20 metres of 75.30 g/t Ag and 0.325 g/t Au - intercept of OBS 05 - 11; including

•	14.00 metres of 91.61 g/t Ag and 0.396 g/t Au; including
•	10.00 metres of 97.48 g/t Ag and 0.422 g/t Au; including
•	4.00 metres of 140 g/t Ag and 0.520 g/t Au;
and
•	2.00 metres of 229.10 g/t Ag and 0.868 g/t Au

Drill Hole OBS 5 - 11 was located approximately 150 metres W of drill hole OBS 02 - 11.  The objective was to determine the western extension of the high grade-section intersected in drill hole OBS 01 - 11. Quartz veining and stock work were cut from 1.50 metres to 23.50 metres. The zone lies 50 metres SW of the trend of the high grade zone intercepted in drill hole OBS 01 - 11 and is thought to be a parallel zone.

Description	Sample	From	To	Width	Ag	Au
OBS 05-11	Number	Metres	Metres	Metres	g/t	g/t
Quartz stock work	6097	1.50	3.50	2.00	1.20	0.013
Quartz stock work	6098	3.50	5.50	2.00	29.20	0.171
Quartz vein	6099	5.50	7.50	2.00	127.20	0.450
Quartz stock work	6100	7.50	9.50	2.00	70.10	0.330
Quartz stock work	6101	9.50	11.50	2.00	7.50	0.047
Quartz vein	6102	11.50	13.50	2.00	85.00	0.454
Quartz vein	6103	13.50	15.50	2.00	83.20	0.437
Quartz stock work	6104	15.50	17.50	2.00	39.20	0.189
Quartz veins	6105	17.50	19.50	2.00	229.10	0.868
Quartz stock work	6106	19.50	21.50	2.00	50.90	0.163
Quartz stock work	6107	21.50	23.50	2.00	31.60	0.137
Weighted average	6098 -107	3.50	23.50	20.00	75.30	0.325
including	6098-6100	3.50	9.50	6.00	75.50	0.317
including	6099 - 106	5.50	21.50	16.00	90.48	0.384
including	6099-101	5.50	9.50	4.00	98.65	0.390
including	6099-105	5.50	19.50	14.00	91.61	0.396
including	6099	5.50	7.50	2.00	127.20	0.450
Weighted average	6102-107	11.50	23.50	12.00	86.50	0.374
including	6102-106	11.50	19.50	10.00	97.48	0.422
including	6102-103	11.50	15.50	4.00	84.10	0.446
including	6105-106	17.50	21.50	4.00	140.00	0.520
including	6105	19.50	21.50	2.00	229.10	0.868

Drill Hole OBS 6 - 11 is an in fill drill hole between drill hole OBS 1 - 11 and drill hole OBS 05 - 11. It cuts a mineralized quartz stock work zone from 9.00 metres to 24.00 metres.  Strong brecciation and surface leaching is apparent. This zone lies 37 metres SW of the trend of  the high grade zone cut by drill hole OBS 01 - 11 and 16 metres NE of the trend of the zone cut by drill hole OB 05 - 011. Additional fill in drilling is required to facilitate interpretation.

Description	Sample	From	To	Width	Ag	Au
OBS 06-11	Number	Metres	Metres	Metres	g/t	g/t
Fault	6114	17.50	19.50	2.00	5.40	0.051
qtz stock work	6115	19.50	21.50	2.00	10.50	0.077
qtz vein breccia	6116	21.50	23.50	2.00	31.80	0.124
qtz stock work	6117	23.50	25.50	2.00	2.30	0.008
qtz stock work	6118	61.50	63.50	2.00	1.20	<0.005

SUMMARY OF THE DRILL RESULTS

The 6 drill holes completed on Once Bocas South are exploration drill holes intended to confirm the presence of a quartz vein   stock work zone investigated by shallow shafts and trenches dating from colonial times. The exploration drill program was successful in more than tripling the width of the zone to in excess of 100 metres and defining 230 metres of the mapped 600 metres strike length. 370 metres of strike length will be drill tested in a follow-up exploration drill program.  In addition the exploration program identified eight distinct quartz zones returning gold and silver values where three quartz zones were anticipated. The drill program has highlighted Once Bocas South as an important target for future exploration drill programs.

Revised NI 43-101 101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 54,647,000 oz (in situ)

Metal prices were USD$10.28 per ounce Ag and USD$816.09 per ounce Au.

A cut-off grade of US$ 45.00 per tonne or 131g/t Ag equivalent was used.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango. In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (1 sample out of 5) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada. The check samples are shipped to the Steward Group’s Preparation Lab in Zacatecas for shipping to their main Laboratory in Kamloops, B.C. for assaying. All samples are assayed using Inspectorates Genx 30 31 Element Package Au&Ag/FA/AA plus 29 elements ICP-AES Scan by aqua regia digestion & Hg by CVAA.  The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver-gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

N
argilic tuff
Qtz vein-fault, 0.5m
80°
Aluvion Sediment
521300 E
521400 E
521500 E
1100
OBS 05-11
OBS 06-11
OBS 02-11
OBS 01-11
OBS 03-11
OBS 04-11
ONCE BOCAS SOUTH
2360100 N
2360000 N
235900 N
ciated Lithic Tuff
porous, limonitic white qtz vein 0.6m
2+75W
52°
77°
OMA
lt zone lim + hem
Fault-vein 2.5m
Stockwork veinlets up to 0.06m
clastic rhy. tuff matrix siliceous
60°
Quartz Stockwork
Quartz veins
Mineralized Quartz Intercept
Drill Hole 2011
Proposed Drill Hole
0 m
50 m
100 m
CREAM MINERALS DE MEXICO, SA DE CV
NUEVO MILENIO PROJECT
ONCE BOCAS SOUTH
OBS 01- 11, OBS 06 - 11 Drill Plan
Ing. German Francisco:
F. Holcapek, P.Eng.
November 2011